

March 24, 2022

William Restrepo
Chief Financial Officer
Nabors Industries, Ltd.
Crown House Second Floor
4 Par-la-Ville Road
Hamilton, HM08
Bermuda

> **Re: Nabors Industries, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Form 8-K filed February 8, 2022**
> **File No. 001-32657**

Dear Mr. Restrepo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 8, 2022

Exhibit 99.1
Segment Reporting, page 3

1. We note the presentation of Adjusted EBITDA and Adjusted operating income (loss) for each of your reportable segments. Please revise your disclosure as it appears Adjusted EBITDA by segment should be reconciled to Adjusted operating income (loss) by segment as it is the measure used by management to evaluate segment performance. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

2. Tell us whether Daily Rig Margin is a non-GAAP measure for which disclosure pursuant to Item 10(e) of Regulation S-K should be provided. In addition, revise to explain how Daily Rig Revenue is calculated.

Reconciliation of Non-GAAP Financial Measures to Income (Loss) from Continuing Operations Before Income Taxes, page 5

3. Please revise to reconcile the non-GAAP measures Adjusted EBITDA and Adjusted operating income (loss) in a manner that gives prominence to the most directly comparable GAAP-basis measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities, page 7

4. Please revise the title used for the non-GAAP measure Free cash flow as it is not calculated in the typical manner. Also, your statement that Free cash flow is an indicator of your ability to generate cash flow after required spending to maintain or expand your asset base does not appear to be appropriate. Refer to question of the 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Exhibit 99.2, page 1

5. We note the presentation of certain measures in your earnings presentation such as, but not limited to, Combined Drilling and Solutions daily margin and Combined gross margin on page 5 and Annual EBITDA per rig for SANAD on page 10. Please tell us whether these are non-GAAP measures and how you considered the disclosure requirements per Item 10(e) of Regulation S-K and Regulation G for the non-GAAP measures not identified in the Appendix. In addition, tell us how the measure of gross margin shown on page 3 of your earnings presentation is calculated.

6. Consider the above comments as they relate to the Appendix section (e.g., the reconciliations of Adjusted EBITDA and Adjusted Operating Income (loss)).

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz at (202) 551-3311 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation